

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 26, 2023

Alexander J. Bruni
Chief Financial Officer
Owens & Minor, Inc.
9120 Lockwood Boulevard
Mechanicsville, VA 23116

Re: Owens & Minor, Inc.
Form 10-K for Fiscal Year Ended December 31, 2022
File No. 001-09810

Dear Alexander J. Bruni:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services